-------------------------------------------------------------------
                                                       Page 1 of 4

SCHEDULE 13G/A
 (12/31/2001)

GOTTSCHALKS INC
Cusip # 383485109
Amendment

--------------------------------------------------------------------
                                                        Page 2 of 4

Cusip # 383485109

Item  1:    REPORTING PERSONS
            Dimensional Fund Advisors Inc. (Tax ID: 22-2370029)

Item  4:    CITIZENSHIP
            Delaware Corporation

Item  5:    SOLE VOTING POWER
            1022500         ** see Note 1 **

Item  6:    SHARED VOTING POWER --
            None

Item  7:    SOLE DISPOSITIVE POWER --
            1022500         ** see Note 1 **

Item  8:    SHARED DISPOSITIVE POWER --
            0

Item  9:    AGGREGATE AMOUNT BENEFICIALLY OWNED --
            1022500         ** see Note 1 **

Item 11:    PERCENT OF CLASS REPRESENTED BY LINE 9 --
            8.055621209

Item 12:    TYPE OF REPORTING PERSON --
            IA

-----------------------------------------------------------------------
                                                    Page 3 of 4

ITEM 1(A).  NAME OF ISSUER

            GOTTSCHALKS INC

ITEM 1(B).  ADDRESS OF ISSUER

            7 River Park Pl E
            Fresno, CA 93720-1502


ITEM 2(A).  NAME OF PERSON FILING

            Dimensional Fund Advisors

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE

            1299 Ocean Avenue, 11th Floor, Santa Monica, CA  90401

ITEM 2(C).  CITIZENSHIP

            A Delaware Corporation

ITEM 2(D).  TITLE OF CLASS OF SECURITIES

            Common Stock

ITEM 2(E).  CUSIP NUMBER

            383485109

ITEM 3. This statement is filed pursuant to Rule 13d-1 (b), or 13d-2 (b) and the person filing is an investment advisor registered under section 203 of the Investment Advisors Act of 1940.

---------------------------------------------------------------------
                                                 Page 4 of 4

ITEM 4.     OWNERSHIP
ITEM 4(a).  AMOUNT BENEFICIALLY OWNED
            1022500            ** see Note 1 **
ITEM 4(b).  PERCENT OF CLASS
             8.055621209
ITEM 4(c).  NUMBER OF SHARE AS TO WHICH SUCH PERSON HAS:
      (i).  SOLE POWER TO VOTE OR DIRECT THE VOTE --
            1022500            ** see Note 1 **
     (ii).  SHARED POWER TO VOTE OR TO DIRECT THE VOTE --
            None
    (iii).  SOLE POWER TO DISPOSE OR TO DIRECT DISPOSITION OF --
            1022500            ** see Note 1 **
     (iv).  SHARE POWER TO DISPOSE OR TO DIRECT DISPOSISTION OF --
            None

    ** Note 1 **
    Dimensional Fund Advisors Inc. ("Dimensional"), an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts are the "Funds". In its role as investment advisor or manager, Dimensional possesses voting and/or investment power over the securities of the Issuer described in this schedule that are owned by the Funds. All securities reported in this schedule are owned by the Funds. Dimensional disclaims beneficial ownership of such securities.


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
            If this statement is being filed to report the fact that as of 12/31/2001 the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: []

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
            ANOTHER PERSON
            All Securities reported in this schedule are owned by advisory clients of Dimensional Fund Advisors Inc., no one of which to the knowledge of Dimensional Fund Advisors Inc. owns more than 5% of the class. Dimensional Fund Advisors Inc disclaims beneficial ownership of all such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
            COMPANY:
            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP
            Not Applicable

ITEM 10.    CERTIFICATION
            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete are correct.

Signature

   Wednesday, January 30, 2002

   Michael T. Scardina
   Vice President and Chief Financial Officer